SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

Or

☐ Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                         to                         .

Commission file number

A.      Full title of the plan and the address of the plan, if different from that of issuer named below:

RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Tom Burmeister, Chief Financial Officer

Rinker Group Limited

c/o Rinker Materials Corporation

1501 Belvedere Road

West Palm Beach, FL 33406

(800) 226-5521

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RINKER GROUP LIMITED

Level 8, Tower B

799 Pacific Highway

Chatswood, NSW 2067

Australia

INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following items are included in this Report:

I.	Financial Statements for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm

	2.	Financial Statements as of December 31, 2004 and 2003 and for the Years then ended
	A.	Statements of Net Assets Available for Benefits
	B.	Statements of Changes in Net Assets Available for Benefits
	C.	Notes to Financial Statements

	3.	Schedule of Assets (Held at End of Year)

II.	Other Information:

	1.	Signatures

	2.	Exhibit Index

Rinker Materials
Corporation 401(k)
Retirement Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedule as of
December 31, 2004 and
Report of Independent Registered Public Accounting Firm

RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTE:            Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

  Rinker Materials Corporation 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Rinker Materials Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida

June 27, 2005

RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS:
At contract value—common collective trust	$2,236,026	$2,231,999
At fair value determined by quoted market price:
American Depositary Receipts — Rinker Group LTD (Notes 1 & 6)	46,241	10,612
Common collective trusts	493,901	399,054
Registered investment companies	2,145,768	1,812,623
At estimated fair value—participant loans	394,991	296,056

Total investments	5,316,927	4,750,344

CASH AND CASH EQUIVALENTS	415	139

RECEIVABLES:
Participant contributions	11,527	8,320
Accrued interest	7,504	7,427

Total receivables	19,031	15,747

NET ASSETS AVAILABLE FOR BENEFITS	$5,336,373	$4,766,230

See notes to financial statements.

RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS TO NET ASSETS:
Participant contributions	$625,436	$496,471
Interest and dividend income	157,381	123,910
Net appreciation in fair value of investments	191,144	420,705

Total additions to net assets	973,960	1,041,086

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	385,792	288,328
Professional fees and other expenses	28,442	31,794

Total deductions from net assets	414,234	320,122

TRANSFER OF FUNDS FROM RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN	10,416	203,778

NET INCREASE	570,143	924,742

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,766,230	3,841,488

End of year	$5,336,373	$4,766,230

See notes to financial statements.

RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      DESCRIPTION OF THE PLAN

The following brief description of the Rinker Materials Corporation 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan with discretionary employer contributions to the profit sharing component and employee contributions to the retirement savings component of the Plan. The Plan’s primary purpose is to provide benefits to employees not participating in other retirement plans to which the Plan sponsor, Rinker Materials Corporation and Subsidiaries (the “Company”), makes current contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant, based on his or her election, will receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period not extending beyond the life expectancy of the participant. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Contributions—Participants are able to defer a portion of their compensation before tax and have this amount contributed to their 401(k) account. Beginning January 1, 2004, the maximum amount of pre-tax contributions increased to $13,000 and this amount will increase in increments of $1,000 each year thereafter until it reaches $15,000. After reaching the $15,000 threshold, the maximum pre-tax contribution amount will increase annually in $500 increments based on cost-of-living adjustments.

In addition, beginning January 1, 2002, all Plan participants who reach age 50 before the end of the Plan year are eligible to make an additional salary deferral contribution, referred to as a “catch-up” contribution. This contribution is in addition to the maximum amount of pre-tax contributions allowed. For Plan year 2004, the maximum amount an eligible participant could contribute as a “catch-up” contribution was $3,000, with such amount increasing each year thereafter in $1,000 increments until it reaches $5,000. After reaching the $5,000 threshold, the maximum “catch-up” contribution amount will increase annually in $500 increments based on cost-of-living adjustments. Unlike the regular pre-tax contributions, “catch-up” contributions are not subject to any non-discrimination testing or other limitations and are assured of remaining in the Plan until such time as the participant requests a distribution.

The Plan sponsor may make contributions to participants’ profit sharing accounts at the discretion of the Board of Directors of the Plan sponsor. A profit sharing contribution was not made on account of Plan years ended December 31, 2004 or 2003.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution and allocations of Company discretionary contributions, participant forfeitures (if applicable), and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—All funds, other than the fund which is invested in American Depositary Receipts (“ADR”), representing ordinary shares of Rinker Group Limited (“RGL”), the parent company of the Plan sponsor, are invested by outside investment managers that are appointed by the administrative committee. Currently, Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) is the trustee for the Plan. Participants direct the investment of their participant account balance into various investment options offered by the Plan.  The Plan currently offers fifteen mutual funds and three common collective trusts as investment options for participants. Participants are also able to invest in a fund which is invested in ADRs representing ordinary shares of  RGL (“RGL ADRs”).  At December 31, 2004, each RGL ADR represented 10 ordinary shares of RGL and 2 million ordinary shares of RGL (representing 200,000 RGL ADRs) were registered by the trustee of the Plan.  The objective of this fund is to give the participants an opportunity to share in the ownership of RGL.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. If applicable, the Company’s contribution portion of their accounts vest at 20%, 40%, 70%, and 100% after a participant provides two, three, four, and five years of service, respectively. A year of service is earned in each Plan year in which an employee completes at least 1,000 hours of service.

Participant Loans—Participants may borrow up to 50% of the current value of their vested account balance, not to exceed $50,000. The total outstanding balance on such loans at December 31, 2004 and 2003 was $394,991 and $296,056, respectively. Loan transactions are accounted for as a transfer between the investment funds and the loan fund. Loan terms range from 1-5 years unless used for the purchase of a primary residence, in which case the term of the loan may not exceed 10 years. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 10.50% and the interest paid on the loans is credited to the borrower’s account. Total interest income from these loans for the years ended December 31, 2004 and 2003 was $19,518 and $15,326, respectively.

Forfeitures—Forfeitures are either allocated to the remaining participants or are used to reduce future employer contributions.  There were no forfeitures of unvested amounts during the Plan years ended December 31, 2004 and 2003.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation—The Plan’s investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note 4).  Quoted market prices are used to value investments.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Participant loans are recorded at the loan balance, which approximates fair value.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sales of securities is based on specific identification, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Both realized and unrealized gains and losses are included in the net appreciation of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.   Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including mutual funds and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Certain administrative expenses incurred by the Plan are paid from the Plan assets and are reflected in the accompanying Plan financial statements.  Other administrative expenses of the Plan are paid by the Plan Sponsor, as provided in the Plan Document.

Benefit Payments—Benefit payments to participants are recorded upon distribution. No benefit payments were requested by participants during December 2004 or December 2003.

Transfer of Funds—Participants who are no longer eligible to participate in the Plan due to change in status of employment are eligible to participate in the Rinker Materials Corporation Profit Sharing 401(k) Plan (“Profit Sharing Plan”). In addition, participants who are no longer eligible to participate in the Profit Sharing Plan due to change in status of employment are eligible to participate in the Plan. For the years ended December 31, 2004 and 2003, $10,416 and $203,778, respectively, of net participant funds were transferred into the Plan from the Profit Sharing Plan.

3.       INVESTMENTS

The following table presents investments as of December 31, 2004 and 2003:

	2004	2003

Investments at contract value:
Common collective trust—Merrill Lynch Retirement Preservation Trust 2,236,026 and 2,231,999 shares respectively *	$2,236,026	$2,231,999
Investments at fair value determined by quoted market price:
American Depositary Receipts — Rinker Group LTD 557 and 217 shares respectively	46,241	10,612

Common collective trust—Merrill Lynch Equity Index Trust 4,211 and 4,965 shares respectively *	377,980	399,054
Common collective trust—Merrill Lynch International Index Fund 8,118 and 0 shares respectively	115,921	—
	493,901	399,054
Registered investment companies at fair value determined by quoted market price:
AIM Premier Equity Fund 72 and 24,575 shares respectively	714	230,514
Calvert Income Fund 13,622 and 4,445 shares respectively	231,573	75,836
Davis New York Venture Class Y 5,499 and 0 shares respectively	170,605	—
Dreyfus Premier Balanced Fund Class A 0 and 821 shares respectively	—	10,132
Fidelity Advisor Equity Growth Fund 2,135 and 985 shares respectively	97,581	43,839
Janus Fund 1,168 and 831 shares respectively	28,686	19,518
Merrill Lynch Basic Value Fund Class A 4,538 and 4,279 shares respectively	144,403	130,779
Merrill Lynch Bond Fund 18,051 and 16,838 shares respectively	216,254	201,050
Oppenheimer Main Street Growth and Income Fund 9,671 and 10,579 shares respectively *	342,918	346,992
Oppenheimer Quest Opportunity Value Fund 0 and 14,857 shares respectively ***	—	469,933
State Street Research Aurora Fund 3,571 and 2,225 shares respectively	144,534	85,910
Templeton Foreign Fund 4,086 and 9,092 shares respectively	50,252	96,734
Van Kampen Aggressive Growth Fund Class A 8,501 and 5,011 shares respectively	120,658	61,788
Van Kampen ComStock Class A 30,138 and 0 shares respectively **	557,863	—
Van Kampen Emerging Growth Fund Class A 1,028 and 1,096 shares respectively	39,727	39,598
	2,145,768	1,812,623

Investments at estimated fair value—participant loans*	394,991	296,056

Total investments	$5,316,927	$4,750,344

*      Investment represents 5% or more of the Plan’s net assets as of December 31, 2004 and 2003.

**    Investment represents 5% or more of the Plan’s net assets as of December 31, 2004.

***  Investment represents 5% or more of the Plan’s net assets as of December 31, 2003.

Net appreciation in fair value of investments is summarized as follows:

	Year Ended
	December 31,
	2004	2003

At fair value determined by quoted market price:
American Depositary Receipts - Rinker Group LTD	$14,328	$682
Common collective trusts	53,643	103,908
Registered investment companies:
AIM Premier Equity Fund	(5,241)	50,474
Calvert Income Fund	(2,665)	1,991
Davis New York Venture Class Y	12,105	—
Dreyfus Premier Balanced Fund Class A	(720)	1,505
Fidelity Advisor Equity Growth Fund	1,840	10,411
Janus Fund	1,403	7,173
Merrill Lynch Basic Value Fund Class A	6,667	21,587
Merrill Lynch Bond Fund	689	3,662
Oppenheimer Main Street Growth and Income Fund	27,101	72,542
Oppenheimer Quest Opportunity Value Fund	7,581	73,808
State Street Research Aurora Fund	2,713	27,780
Templeton Foreign Fund	7,655	19,547
Van Kampen Aggressive Growth Fund Class A	13,638	17,342
Van Kampen ComStock Class A	47,445	—
Van Kampen Emerging Growth Fund Class A	2,961	8,293

Net appreciation in fair value of investments	$191,144	$420,705

4.       GUARANTEED INVESTMENT CONTRACTS

The Merrill Lynch Retirement Preservation Trust holds certain Guaranteed Investment Contracts (“GICs”) and Synthetic GICs as investments. These GICs are fully benefit responsive and are reported in the trust at contract value, as reported by Merrill Lynch. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan itself permit or require participant-initiated withdrawals, loans, transfers, etc., at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields were 4.37% and 4.57% for 2004 and 2003, respectively. The fair values of the Merrill Lynch Retirement Preservation Trust at December 31, 2004 and 2003 were $2,209,490 and $2,177,988, respectively.

5.       TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated January 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan’s financial statements.

6.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in investment funds administered by Merrill Lynch, with a total value of $3,090,584 and $2,962,883 at December 31, 2004 and 2003, respectively.  Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.   Income related to these balances is received from the Plan’s trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  However, certain other administrative expenses of the Plan are paid by the Company.

At December 31, 2004 and 2003, the Plan held 557 and 217 RGL ADRs with a cost basis of $32,782 and $9,930, respectively.  During the year ended December 31, 2004 and 2003, the Plan recorded dividend income attributable to RGL ADRs of $523 and $0, respectively.

7.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

******

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	$2,236,026
*	American Depositary Receipts - Rinker Group LTD	Company ADR	**	46,241
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	377,980
*	Merrill Lynch International Index Fund	Common Collective Trust	**	115,921
	AIM Premier Equity Fund	Mutual Fund	**	714
	Calvert Income Fund	Mutual Fund	**	231,573
	Davis New York Venture Class Y	Mutual Fund	**	170,605
	Fidelity Advisor Equity Growth Fund	Mutual Fund	**	97,581
	Janus Fund	Mutual Fund	**	28,686
*	Merrill Lynch Basic Value Fund Class A	Mutual Fund	**	144,403
*	Merrill Lynch Bond Fund	Mutual Fund	**	216,254
	Oppenheimer Main Street Growth and Income Fund	Mutual Fund	**	342,918
	State Street Research Aurora Fund	Mutual Fund	**	144,534
	Templeton Foreign Fund	Mutual Fund	**	50,252
	Van Kampen Aggressive Growth Fund Class A	Mutual Fund	**	120,658
	Van Kampen ComStock Class A	Mutual Fund	**	557,863
	Van Kampen Emerging Growth Fund Class A	Mutual Fund	**	39,727
	Participant Loans	Collateral - participants’ vested accrued benefits, rates of 5.0% to 10.50%, maturing 1-5 years	**	394,991
				$5,316,927

*    Party-in-interest

**  Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RINKER MATERIALS CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Ira Fialkow
	Name:	Ira Fialkow
	Title:	Vice President,
Rinker Materials Corporation

EXHIBIT INDEX

Exhibit 23:              Consent of Independent Registered Public Accounting Firm